Exhibit 21.1

Subsidiary Name	State of Incorporation or Organization

Casals & Associates, Inc.	Virginia

DIV Capital Corporation	Delaware

DTS Aviation Services LLC	Nevada

DynCorp International LLC	Delaware

Dyn Marine Services of Virginia LLC	Virginia

DynCorp Aerospace Operations LLC	Delaware

DynCorp International Services LLC	Virginia

Phoenix Consulting Group, LLC	Alabama

Services International LLC	Delaware

Worldwide Humanitarian Services LLC	Delaware

Worldwide Recruiting and Staffing Services LLC	Delaware